SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	May	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated April 30, 2010.
2.	News release, dated May 4, 2010.

Document 1

For Immediate Release	April 30, 2010

CANADIAN SUPERIOR COMMITS TO RIG FOR DRILLING  OFFSHORE TUNISIA

CALGARY, ALBERTA--(Marketwire – April 30, 2010) - Canadian Superior Energy Inc.  ("Canadian Superior" or the "Company") (TSX:SNG) (NYSE Amex:SNG) announces today that it has signed an Assignment and Transfer Agreement with BG Tunisia Limited and ENSCO Offshore International Company related to the ENSCO 105 drilling rig. The ENSCO 105 is a ‘jackup’ rig (independent leg cantilever) built in 2002 and rated for water depths up to 375 feet and drilling depths down to 30,000 feet. This rig has been in the Mediterranean for the last few years on contract with BG. It is anticipated that Canadian Superior will take operational possession of the rig sometime in the 4th quarter of 2010 for the drilling of the Zarat North appraisal well on the 7th of November Block, offshore Tunisia / Libya.

The well will be drilled to approximately 3000 metres to test the El Gueria Formation. It is anticipated the well will take 45 days to drill and evaluate with a possible testing program to follow.

Canadian Superior is the operator of the 7th of November Block. Under a Participation Agreement, Canadian Superior holds a direct 50% interest in the Block and holds the remaining 50% interest in trust for a third party which is also obligated to pay 50% of project costs.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas project. Its operations are located in Western Canada, offshore Trinidad and Tobago, North Africa, offshore Eastern Canada, and offshore Eastern United States.

See Canadian Superior’s website at www.cansup.com to review further detail on Canadian Superior’s operations.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward -looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those relating to the proposed date upon which the Company anticipates taking operational possession of the rig, anticipating drilling results, and anticipated timing for drilling and evaluation of results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, risks of project delays and unsuccessful drilling results, environmental risks, risks associated with foreign operations and risks in relying on industry partners to comply with their obligations. These and other assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

For Further Information Please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

Document 2

For Immediate Release	May 4, 2010

Canadian Superior Energy Inc. Announces Departure of COO

CALGARY, ALBERTA--(Marketwire – May 4 2010) – Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX: SNG) (NYSE Amex LLC: SNG) today announced that Leif Snethun, Chief Operating Officer, will be leaving the company effective May 4, 2010.

“On behalf of Canadian Superior’s Board of Directors, I would like to thank Leif for his contributions to the company, and wish him well for the future,” said Marvin Chronister, Chairman of the Board.

Mr. Snethun was appointed as the Chief Operating Officer on April 30, 2009. He initially joined the company in February 2008 as Vice President, Western Canada.   Until a replacement is in place, Mr. Snethun’s portfolio will be managed by Mr. Bill Dirks, who has been retained by Canadian Superior on a consulting basis, with the support of Canadian Superior’s Board of Directors.

Bill Dirks has 29 years of E&P leadership experience, with an expertise in the North American onshore basins of the US and Canada.  His recent background includes roles as Managing Partner of Tecton Energy, LLC, a privately-owned E&P company he co-founded, (2006-2009); President of Samson Canada Ltd., (2002-2005), and Vice President of Business Development for Samson Resources (2001-2002).  From 1981-1999 he worked for the Royal Dutch / Shell Group of companies in a variety of roles, including President and Chief Executive Officer of Shell Technology Ventures Inc., Division Manager of Shell’s Onshore U.S. Exploration Division, District Manager of the Deepwater Gulf of Mexico Division, and Manager and Budget Coordinator of Shell Oil Co. E&P Finance.

About Canadian Superior

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located offshore Trinidad and Tobago, Western Canada, North Africa, offshore Eastern Canada, and offshore Eastern United States.  See Canadian Superior’s website at www.cansup.com to review further detail on Canadian Superior’s operations.

This news release contains forward-looking information, including the expectation of successful future results.  Actual results could differ materially due to changes in project schedules, commercial negotiations, changes in energy pricing, unforeseen technical or the inability to raise additional capital, therefore there can be no assurance that any of the foregoing actions by the Company will be completed as contemplated.  Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information except as required by law.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For further information please contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	May 10, 2010	By:	/s/ Robb Thompson
Name: Robb Thompson Title: Chief Financial Officer